SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2006

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXPLANATORY NOTE

     The registrant is filing this amendment to the Form 6-K for the month of August, 2006, furnished to the Commission on August 18, 2006 (the “Form 6-K”) to correct an error in Item 1. as follows: in the second paragraph, the date August 16, 2005 was amended to read, August 16, 2006. This such error does not affect the materiality of the previously filed Form 6-K.

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item

1	Letter to the Buenos Aires Stock Exchange dated August 18, 2006, regarding the extension of corporate purpose

Item 1.
Telefónica de Argentina S.A

Buenos Aires, August 18th, 2006

Messrs.
 Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

     Ref.: Extension of corporate purpose
Authorization of Communications Secretariat

Dear Sirs,

      I am writing to you on behalf of Telefónica de Argentina S.A., domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires in connection with the referenced subject.

      Further to the above, please be informed that by an involuntary mistake, has inquired wrongly the date in which the Secretariat of Communications has authorized the Society to extend the social object by resolution of day 08/16/05, being the correct date the 08/16/06.

Yours sincerely,

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date: August 18, 2006	By:	/s/ Pablo Luis Llauró

		Name:	Pablo Luis Llauró
		Title:	Assistant General Counsel